                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                               Abbott Laboratories
                         --------------------------------
                                (Name of Issuer)

                          Common shares without par value
                         --------------------------------
                            (Title of Class of Securities)

                                   002824 10 0
                         --------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 11 Pages

 CUSIP No.  002824 10 0              13G            Page 2 of  11 Pages

------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Abbott Laboratories Stock Retirement Trust
        I.R.S. Identification No. 36-6047554

------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  / /

                                                            (b)  /X/
------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

               Illinois
------------------------------------------------------------------------
                 5   SOLE VOTING POWER

   NUMBER OF                0
                 -------------------------------------------------------
     SHARES      6   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                57,538,236
                 -------------------------------------------------------
      EACH       7   SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                 0
                 -------------------------------------------------------
      WITH       8   SHARED DISPOSITIVE POWER

                           57,538,236
------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

       57,538,236
------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.5%
------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

          EP
------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP No.  002824 10 0            13G           Page 3 of 11 Pages

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gary P. Coughlan
          ###-##-####
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   / /

                                                            (b)   /X/

-------------------------------------------------------------------------------
      SEC USE ONLY
  3

-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------------------------------------------------------
                 5   SOLE VOTING POWER
                          114,683 shares - (Does not include shares held
   NUMBER OF              direct            in the Abbott Laboratories
                                            Stock Retirement Trust for
                                            the benefit of the reporting
                                            person.)
                 --------------------------------------------------------------
     SHARES      6   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY         57,830,509 - See Attached Exhibit 1
                 --------------------------------------------------------------
      EACH       7   SOLE DISPOSITIVE POWER
   REPORTING         114,683 shares (see note in 5 above)
    PERSON           direct
                 --------------------------------------------------------------
      WITH       8   SHARED DISPOSITIVE POWER
                     57,830,509 - as Co-Trustee, Abbott Laboratories Stock
                                  Retirement Trust.
-------------------------------------------------------------------------------

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            58,055,012  -  (Total of 5 + 6 + 109,820 shares - right to acquire by exercise of stock options.)
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            7.6%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------------------------------------------------------
     CUSIP No. 002824 10 0               13G              Page 4 of 11 Pages
-------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thomas C. Freyman
          ###-##-####
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   / /

                                                            (b)   /X/
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------------------------------------------------------
                 5   SOLE VOTING POWER
                       26,092 shares - (Does not include shares held in the
   NUMBER OF           direct           Abbott Laboratories Stock Retirement
                                        Trust for the benefit of the reporting
                                        person.)
                  -------------------------------------------------------------

     SHARES      6   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY           57,830,509 - See Attached Exhibit 1
                  -------------------------------------------------------------
      EACH       7   SOLE DISPOSITIVE POWER
   REPORTING           26,092 shares (see note in 5 above)
     PERSON            direct
                  -------------------------------------------------------------
      WITH       8   SHARED DISPOSITIVE POWER
                       57,830,509   -   as Co-Trustee, Abbott Laboratories Stock
                                        Retirement Trust.
-------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            57,907,635   -  (Total of 5 + 6 + 51,034 shares - right to acquire
                             by exercise of stock options.)
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           7.6%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

     CUSIP No.  002824 10 0                13G          Page 5 of 11 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ellen M. Walvoord
          ###-##-####
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   / /

                                                            (b)   /X/
-------------------------------------------------------------------------------

  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-------------------------------------------------------------------------------
                 5   SOLE VOTING POWER
                             62,854 shares - (Does not include shares held in
   NUMBER OF                 direct          the Abbot Laboratories Stock
                                             Retirement  Trust for the benefit
                                             of the reporting person.)
                  -------------------------------------------------------------

     SHARES      6   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             57,830,509 - See Attached Exhibit 1
                  -------------------------------------------------------------
      EACH       7   SOLE DISPOSITIVE POWER
   REPORTING             62,854 shares (see note in 5 above)
     PERSON              direct
                  -------------------------------------------------------------
      WITH       8   SHARED DISPOSITIVE POWER
                      57,830,509  -  as Co-Trustee, Abbott Laboratories Stock
                                     Retirement Trust.
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      57,934,789 - (Total of 5 + 6 + 41,426 shares - right to acquire by exercise of stock options.)
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           7.6%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a) Name of Issuer:

               Abbott Laboratories


Item 1(b) Address of Issuer's Principal Executive Offices:

               100 Abbott Park Road
               Abbott Park, Illinois  60064-3500


Item 2(a) Name of Persons Filing:

               Abbott Laboratories Stock Retirement Trust
               Gary P. Coughlan
               Thomas C. Freyman
               Ellen M. Walvoord

Item 2(b) Address of Principal Business Office:

               100 Abbott Park Road
               Abbott Park, Illinois  60064-3500

Item 2(c)      Citizenship:

               Abbott Laboratories Stock Retirement Trust - Illinois.

               Gary P. Coughlan, Thomas C. Freyman, and
               Ellen M. Walvoord - United States


Item 2(d)      Title of Class of Securities:

               Common shares without par value

Item 2(e)      CUSIP Number:

               002824 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is an:

          [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

                                Page 6 of 11 pages

Item 4.   Ownership

          (a)  (See cover pages 2, 3,
          (b)  4 and 5, Items 5 through
          (c)  9 and 11.)

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The shares owned by the Abbott Laboratories Stock Retirement Trust and the dividends thereon are held for the benefit of participants of the Abbott Laboratories Stock Retirement Plan pursuant to terms of that Plan and the Trust. The Abbott Laboratories Stock Retirement Plan is a qualified profit sharing plan. As of December 31, 1997, there were 37,431 participants with share balances in the Plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each individual listed below pursuant to their agreement.


                                          Date: February 10, 1998

/s/ Gary P. Coughlan
-------------------------                 ABBOTT LABORATORIES STOCK
Gary P. Coughlan                          RETIREMENT TRUST

/s/ Thomas C. Freyman
-------------------------
Thomas C. Freyman
/s/ Ellen M. Walvoord                     /s/ Thomas C. Freyman
--------------------------               -------------------------------
Ellen M. Walvoord                         Thomas C. Freyman, Chairman of
                                          Trustees, Abbott Laboratories
                                          Stock Retirement Trust

                          Page 7 of 11 pages